UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: December 2023

Commission file number: 001-36288

Akari Therapeutics, Plc

(Translation of registrant’s name into English)

22 Boston Wharf Road FL 7

Boston, MA 02210

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

On December 1, 2023, Akari Therapeutics, Plc, a public company with limited liability incorporated under the laws of England and Wales (the “Company”), issued a press release, announcing the appointment of Samir Patel to the Board of Directors (the “Board”) of the Company on November 29, 2023. A copy of such press release is furnished as Exhibit 99.1 to this Report on Form 6-K and incorporated herein by reference.

Board Matters

Dr. Patel has served as founder and principal of PranaBio Investments, LLC, a firm providing consulting, strategic advisory, and investment services for small cap biotechnology companies, since 2017. He has also served as a consultant to GE Global Research, GE’s innovation engine that is creating novel products and solutions across several sectors including biomanufacturing and biotechnology, since 2019. Dr. Patel has more than 20 years of experience in life sciences including co-founding Digital Therapeutics, LLC in 2011, a startup advancing a therapy for scleroderma and other rheumatic diseases, and SPEC Pharma, LLC in 2003, a company that develops and manufactures injectables used in rheumatology applications. Previously, Dr. Patel held multiple roles in Medical Affairs with Centocor, Inc. (now Johnson & Johnson Innovative Medicine, part of Johnson & Johnson (NYSE: JNJ)). He holds multiple patents, has been an author on several publications and has been an investigator in numerous clinical research studies. Dr. Patel received his medical degree from the Medical College of Ohio (University of Toledo) in Toledo, Ohio, and completed his internal medicine internship and residency, as well as a rheumatology fellowship, at University of New Mexico School of Medicine Affiliated Hospitals.

There are no arrangements or understandings between Dr. Patel and any other person pursuant to which Dr. Patel was appointed as a director of the Company. The Board has determined that Dr. Patel is independent under the applicable rules of the Nasdaq Stock Market.

Dr. Patel, through a wholly owned entity, PranaBio Investments LLC, purchased approximately $300,000 of the Company’s ordinary shares and ordinary share equivalents in the Company’s private placement transaction consummated on October 6, 2023 and purchased approximately $450,000 of the Company’s ordinary shares in the Company’s registered direct offering consummated on March 31, 2023. Other than participation in such financings, the Company has not engaged in any transaction, or any currently proposed transaction, in which Dr. Patel had or will have a direct or indirect material interest that would require disclosure pursuant to Item 404(a) of Regulation S-K.

Dr. Patel will participate in the standard non-employee director compensation arrangements described under the heading “Director Compensation” contained in the Company’s Annual Report on Form 20-F filed with Securities and Exchange Commission on May 1, 2023 (the “Annual Report”).

The Company also expects to enter into its standard director and officer indemnification agreement with Dr. Patel.

The information contained in this Report on Form 6-K under the heading “Board Matters” is hereby incorporated by reference into all effective registration statements filed by the Company under the Securities Act of 1933.

Exhibit No.

99.1	Press Release issued by Akari Therapeutics, Plc on December 1, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Akari Therapeutics, Plc
(Registrant)

By:	/s/ Rachelle Jacques
Name: Title:	Rachelle Jacques President and Chief Executive Officer

Date: December 1, 2023